October 16, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, Mail Stop 4631
Washington, D.C. 20549

Attention:           Terence O’Brien
Accounting Branch Chief

RE:                      Ceradyne, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 24, 2009
Proxy Statement
Filed April 23, 2009 File No. 000-13059

Dear Mr. O’Brien:

Ceradyne, Inc. (“Company”) respectfully submits the following information in response to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in its letter to Ceradyne, Inc. dated October 8, 2009. Presented below are the Company’s responses to the Staff’s comments. We have reproduced each of the Staff’s comments below, followed by the response from management of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2008

Results of Operations, page 46

1.
We note your response to prior comment 4 with regard to your sales returns. In future filings, please revise your critical accounting policy and MD&A to clarify the amount of your sales return provision for each year presented and your historical experience with sales returns that lead you to conclude no allowance for sales returns is necessary, as you have done so in your response. Your current policy note on page 57 and your results of operations discussion on page 53 leads a reader to believe that returns are material and have significantly impacted operations.

Response:

We will revise our critical accounting policy and MD&A in future filings to clarify the amount of the sales return provision for each year presented, if material, and what our historical experience has been with sales returns that lead us to conclude that no allowance for sales returns is necessary.

Mr. Terence O’Brien
Securities and Exchange Commission
October 16, 2009

Critical Accounting Policies and Estimates, page 57

2.
Your response to prior comment 8 discusses your impairment test at December 31, 2008 under SFAS 142 and SFAS 144 as well as your interim analysis under SFAS 142 at June 30, 2009 for your Canadian reporting unit. Please revise future filings to disclose the information that you have included in your response, as this information provides the reader with insight into how the reduction in sales volume to the U.S. government and the recent severe economic downturn has impacted all of your reporting units and provides a description of your testing mechanics, methods and assumptions.

Response:

We will disclose in future filings the information that was provided in our response to prior comment 8 in our letter dated September 1, 2009.

3.
We note that your Boron and Thermo reporting units, which carry a significant amount of long lived assets and goodwill, have experienced decreases in sales and profits over the past six months. To the extent that either of these reporting units have triggered or may trigger an interim impairment test under SFAS 142 and are at risk of failing step one of the impairment test, in future filings, please disclose the percentage by which fair value exceeded carrying value as of the most recent step-one test, a description of the key assumptions that drive fair value and provide a discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.

Response:

In future filings, we will disclose whether we performed an interim impairment test on any of our reporting units under ASC 350 and whether any of the reporting units are at risk of failing step one of the impairment test. If any of our reporting units are at risk of failing step one of the impairment test, we will also disclose the percentage by which fair value exceeded the carrying value as of the most recent step-one test, a description of the key assumptions that drive fair value, and we will provide a discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.

Mr. Terence O’Brien
Securities and Exchange Commission
October 16, 2009

4.
We note your response to prior comments 1 and 9 with regard to your automotive/diesel applications and we are still unclear on how the contraction of the global economy, specifically the automotive industry has not impacted your operations. Your response to prior comment 9 discusses how this contraction negatively impacted your sales volume and gross profit but did not result in any valuation adjustments to inventory. Considering the material nature of your inventory balance to your financials as a whole, please revise future filings, to quantify the amount of inventory that relates to your automotive/diesel applications. Further quantify in MD&A how the current economic environment has impacted your sales volumes and profit in this industry and if you anticipate further decreases in sales volumes and profit or any adjustments to your inventory. Section 501.02 of the Financial Reporting Codification contains guidance on the requirement for MD&A disclosure of uncertainties that could materially impact future operating results. An uncertainty over the ability to recover a material amount of assets should be disclosed unless management determines that the loss is “not reasonably likely to occur.” Please note for future filings.

Response:

We note that inventory balances associated with our customers in the automotive/diesel industry represented approximately $3.9 million, or 3.9%, of consolidated inventory of $101.0 million as of December 31, 2008 and approximately $3.8 million, or 3.8%, of consolidated inventory of $98.7 million as of June 30, 2009, both of which were immaterial. Although sales of our automotive/diesel products have declined in 2009 compared to 2008, unit sales prices have remained relatively stable and we do not expect to incur any material adjustment to the value of this inventory as of June 30. 2009.  However, we will continue to monitor the inventory levels for our automotive/diesel products and to the extent that the impact is material, in future filings, we will quantify in the MD&A how the current economic environment has impacted our sales volumes and profit in this industry and if we anticipate further decreases in sales volume and profit or any material adjustments to our inventory.

Definitive Proxy Statement

2008 Executive Officer Compensation Elements, page 9

5.
We note your disclosure regarding prior comment 14, that the Chief Executive Officer and Chief Financial Officer will not earn a cash bonus under the bonus formulas described, unless the company earns at least $0.50 per fully diluted share in 2009. Tell us what the corporate targets and objects are for other senior executive officers. Clarify whether there are pre-established corporate objectives.

Mr. Terence O’Brien
Securities and Exchange Commission
October 16, 2009

Response:

For 2008, there were no corporate targets or objectives established for cash bonuses payable to our named executive officers. Their cash bonuses were merely a function of the formulas set forth in the table at page 10 of our 2009 proxy statement.

For 2009, as stated at the top of page 9 of our 2009 proxy statement, our Compensation Committee established, for the first time, the following condition: our Chief Executive Officer and Chief Financial Officer will not earn a cash bonus under the bonus formulas described in the table at page 10 of our 2009 proxy statement unless the company earns at least $0.50 per fully diluted share in 2009. This condition applies only to our Chief Executive Officer and Chief Financial Officer, and not to any of our other named executive officers. There are no other corporate targets or objectives applicable to any of our named executive officers for 2009.

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In connection with the above responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After the staff has reviewed the above responses from the Company, we would be pleased to answer any further questions or provide additional information as necessary to facilitate the completion of your review.

Sincerely,

s/s Jerrold J. Pellizzon
Jerrold J. Pellizzon
Chief Financial Officer and Secretary